TIA, IV, INC.
482 Manor Road
Staten Island, New York 10314

October 19, 2009

Blaise A. Rhodes
Staff Accountant
Office of Beverages, Apparel
 And Health Care Services
United States Securities and Exchange Commission

Re:	Tia, IV, Inc.
Item 4.01 Form 8-K
File No.: 000-52288

Dear Mr. Rhodes:

•           TIA, IV, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           TIA, IV, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Ralph Porretti, Chief Executive Officer